Exhibit 1.7
CDC Corporation Announces Key Restructuring and
Appointment of CEO of CDC Software Group
Hong Kong, August 31, 2005 — CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced that as part of its announced strategic review and restructuring it has begun the process to integrate each of its business services and software businesses under its software unit, the CDC Software group. Mr. J. Patrick Tinley has been promoted from his position as Chief Executive Officer of Ross to the newly created position of Chief Executive Officer of the CDC Software group where he will oversee all of the company’s software and business services operations globally. Pat Tinley has been with Ross for 16 years.
Mr. Steven Chan, Acting Chief Executive Officer of CDC Corporation, said, “We are extremely pleased with the business momentum of our CDC Software group. Our key software divisions have delivered healthy growth since completion of the various acquisitions in the past few years. With the appointment of Pat, we will more fully benefit from the exceptional talents within our organization to advance the sharing of best-practices and synergies. We are delighted to leverage Pat’s leadership and vision throughout the entire CDC Software group as we further promote long-term growth for the company.”
“I am pleased to assume the new role of Chief Executive Officer for our software group at this stage of the organization’s development,” stated Mr. Tinley. “Since joining the CDC family last year, our key software divisions have enjoyed substantial leverage from CDC’s commitment and dedication to grow the software business. We have a tremendous opportunity to succeed in the enterprise software industry, and I am pleased to lead the team that will continue creating long term value for our customers, partners and employees.”
CDC Software group was formed to further leverage industry opportunities through establishing closer ties between the enterprise software and business services entities within CDC Corporation. To enhance long-term value for the CDC Software group, the leadership team has embarked on a process to unify the various operations to capitalize on the complimentary strengths of each unit within the group while maintaining its respective industry and product focus. This is expected to achieve productivity improvements and annualized cost savings of approximately US$4 million to US$5 million.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.
For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the various management appointments at the company. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
For further information, please contact:

Media Relations	Investor Relations
Anne Yu	Craig Celek
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
media@cdccorporation.net	craig.celek@cdccorporation.net

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